UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 (Title of Class of Securities)

00856G109

(CUSIP Number)

Kevin Schwartz

PSP AGFS Holdings, L.P.

c/o Paine Schwartz Partners, LLC 475 Fifth Avenue, 17th Floor New York, New York 10017

(212) 379-7200

With a copy to:

Corey Fox, P.C.
Ross M. Leff, P.C.
Maggie D. Flores

Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PSP AGFS Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.21%**
14	TYPE OF REPORTING PERSON PN

*        Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 52,690,179 shares of common stock outstanding as of July 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.21%**
14	TYPE OF REPORTING PERSON PN

*        Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 52,690,179 shares of common stock outstanding as of July 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.21%**
14	TYPE OF REPORTING PERSON OO

*        Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 52,690,179 shares of common stock outstanding as of July 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2020, as amended by Amendment No. 1 filed with the SEC on November 3, 2020 (the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 per share of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On October 24, 2022, Paine Schwartz Partners (collectively with its affiliates, “Paine Schwartz”) agreed with a special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company to pursue a transaction pursuant to which Paine Schwartz would acquire all of the outstanding common stock of the Company (“Common Stock”) for a price of $3.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is subject to, among other things, Paine Schwartz’s satisfaction of confirmatory diligence and negotiation and execution of acceptable definitive documentation. The Board, acting through the Special Committee, granted Paine Schwartz a limited waiver (the “Limited Waiver”) of the standstill restrictions contained in the Investment Agreement to permit Paine Schwartz to disclose the Proposed Transaction, complete confirmatory diligence, engage with and enter into arrangement with financing sources, and negotiate definitive documentation in respect of the Proposed Transaction and, if later approved by the Board upon the recommendation of the Special Committee, enter into the Proposed Transaction. A copy of the Limited Waiver is filed herewith as Exhibit 5, and the information set forth in the Limited Waiver is incorporated by reference herein.

The Reporting Persons and their affiliates, including Paine Schwartz, have engaged in discussions with the Special Committee and its advisors in connection with the Proposed Transaction, including regarding several potential proposals by Paine Schwartz that were rejected by the Special Committee.

Paine Schwartz stated at the outset of its discussions with the Special Committee and its advisors regarding a potential transaction to acquire all of the outstanding Common Stock that any potential transaction proposed by Paine Schwartz that requires stockholder approval for consummation of such transaction would be conditioned upon approval by a fully empowered special committee of independent, non-management directors and upon the approval of the holders of a majority of the Common Stock owned by disinterested stockholders in accordance with the framework established under Kahn v. M&F Worldwide Corp. and its progeny, and such conditions will be non-waivable. No legal obligations with respect to the Proposed Transaction will arise unless and until definitive transaction documentation with the Company has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Schedule 13D.

The Reporting Persons and their affiliates expect to negotiate the remaining terms of the Proposed Transaction with the Special Committee and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposed Transaction until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates, including Paine Schwartz, may engage in other activities, discussions and/or negotiations regarding the Proposed Transaction, including, without limitation, communicating with certain investment and financing professionals and financing sources and taking actions regarding prospective financing for the Proposed Transaction.

CUSIP No. 00856G109	Page 6 of 8 Pages

Discussions regarding the Proposed Transaction may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Common Stock from the Nasdaq exchange and other material changes in the Company’s business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated. Paine Schwartz reserves the right to modify or withdraw the Proposed Transaction at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including, without limitation: proposing changes with respect to the Company and/or soliciting proxies from other stockholders of the Company in connection therewith; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) (collectively, “Securities”), including an acquisition of the Company, or disposing of some or all of the Securities beneficially owned by them from time to time (which may include distributing some or all of such Securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market or privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Company; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 00856G109	Page 7 of 8 Pages

Item 5.	Interests in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information relating to the beneficial ownership of the shares of common stock by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information and the information set forth in this Item 5 assumes there are 52,690,179 shares of common stock issued and outstanding as of July 26, 2022 as reported on the Company’s Form 10-Q, filed on August 9, 2022 as increased by the 33,982,720 shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock held by PSP AGFS Holdings, L.P. (the “Investor”).

(i)	The Investor directly holds 145,046 shares of Series B Convertible Preferred Stock of the Company (the “Series B Preferred”) which is convertible into 33,982,720 shares of common stock (based on the per share $1,000 liquidation preference plus accrued dividends and a $5.00 conversion price), and votes on an as-converted basis. The 33,982,720 shares of common stock issuable upon conversion of the Series B Preferred (the “Common Shares”) represent 39.21% of the outstanding common stock.

(ii)	Paine Schwartz Food Chain Fund V GP, L.P. is the general partner of the Investor, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of the Common Shares, which represent 39.21% of the outstanding common stock.

(iii)	Paine Schwartz Food Chain Fund V GP, Ltd. is the general partner of the Paine Schwartz Food Chain Fund V GP, L.P., and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of the Common Shares, which represent 39.21% of the outstanding common stock.

(iv)	Investment and voting decisions with respect to the Common Shares are made by a board comprised of three or more individuals and all members of such board disclaim beneficial ownership of the Common Shares held by the Reporting Persons.

The information relating to beneficial ownership of shares of common stock set forth in this Schedule 13D does not include common stock held by an affiliate of the Reporting Persons, which shares were received in respect of Board service by directors nominated by such affiliate. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in the common stock during the past 60 days.

Item 6. Contracts, Arrangements, Undertaking or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit at the end thereof:

Exhibit Number	Description of Exhibits

Exhibit 5	Limited Waiver, dated October 26, 2022.

CUSIP No. 00856G109	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 26, 2022

PSP AGFS Holdings, L.P.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Chief Executive Officer

Paine Schwartz Food Chain Fund V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz Its: Director

Paine Schwartz Food Chain Fund V GP, Ltd.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director